Exhibit 99.2

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2015 and 2014

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited interim consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (the Company or Hydro One) for the three and six months ended June 30, 2015, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the year ended December 31, 2014. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the US. This MD&A provides information for the three and six months ended June 30, 2015, based on information available to management as of August 11, 2015.

EXECUTIVE SUMMARY

Hydro One is wholly owned by the Province of Ontario (Province or Shareholder), and its Transmission and Distribution Businesses are regulated by the Ontario Energy Board (OEB).

Hydro One’s mission and vision reflects the unique role the Company plays in the economy of the Province and as a provider of critical infrastructure to all of its customers. Hydro One strives to be an innovative and trusted company, delivering electricity safely, reliably and efficiently to create value for its customers. The Company operates as a commercial enterprise with an independent Board of Directors. The Company’s strategic plan is driven by its values: health and safety; excellence; stewardship; and innovation. Safety is of utmost importance to Hydro One because the Company works in an environment that can be hazardous. Hydro One takes its responsibility as stewards of critical provincial assets seriously. The Company demonstrates sound stewardship by managing its assets in a manner that is commercial, transparent and which values its customers. Hydro One strives for excellence by ensuring its employees are adequately trained, prepared and equipped to deliver high-quality service. Hydro One values innovation because it allows the Company to increase its productivity and develop enhanced methods to meet the needs of its customers.

Summary of Results

Consolidated Statements of Operations and Comprehensive Income	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts)	2015	2014	2015	2014
Total revenue	1,563	1,566	3,371	3,330
Net income attributable to Shareholder of Hydro One	136	115	368	355
Earnings per common share (Canadian dollars)	1,308	1,099	3,594	3,456
Dividends per common share (Canadian dollars)	250	250	500	2,196
Dividends per preferred share (Canadian dollars)	0.34	0.34	0.69	0.69
Consolidated Balance Sheets			June 30,	December 31,
(millions of Canadian dollars)			2015	2014
Total assets			23,167	22,550
Total long-term debt			9,290	8,925
Preferred shares			323	323
Net assets			8,257	7,947

During the six months ended June 30, 2015, Hydro One earned net income of $368 million and revenues of $3,371 million. The Company made capital investments totalling $774 million to improve its transmission and distribution systems’ reliability and performance, address the Company’s aging power system infrastructure, facilitate new generation, and improve service to its customers. A full discussion of the results of operations, financing activities, and capital investments can be found in the sections “Results of Operations” and “Liquidity and Capital Resources.”

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

In June 2015, Hydro One completed the acquisition of Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution company located in southwestern Ontario, following approval of the acquisition by the OEB in March 2015. The Haldimand Hydro acquisition is part of the Company’s local distribution companies (LDCs) consolidation strategy to better serve Ontario’s distribution system and improve system reliability and efficiency across the grid. Hydro One is committed to delivering reliable service for Haldimand Hydro’s customers and improving efficiencies in both the Haldimand Hydro and Hydro One systems as a result of the acquisition. Further details of the Haldimand Hydro acquisition can be found in the section “New Developments in 2015 – Haldimand Hydro Acquisition.”

OVERVIEW

Hydro One is the largest electricity transmission and distribution company in Ontario. The Company owns and operates substantially all of Ontario’s electricity transmission system, accounting for approximately 97% of Ontario’s transmission capacity based on revenue approved by the OEB. Based on assets, Hydro One’s transmission system is one of the largest in North America. The Company’s consolidated distribution system is the largest in Ontario and spans roughly 75% of the province.

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other Business, which includes certain corporate activities and the operations of the Company’s telecommunications business.

Transmission Business

The Transmission Business includes the transmission business of Hydro One’s subsidiary Hydro One Networks Inc. (Hydro One Networks), as well as the Company’s ownership interest in B2M Limited Partnership (B2M LP). Hydro One owns and operates substantially all of Ontario’s electricity transmission system, and serves, directly or indirectly, approximately five million customers. The transmission system forms an integrated transmission grid that is monitored, controlled and managed centrally from the Company’s Ontario Grid Control Centre.

During the six months ended June 30, 2015, Hydro One earned total transmission revenues of $770 million, representing approximately 23% of its total revenues. At June 30, 2015, the Transmission Business assets were $12,822 million, representing approximately 55% of the Company’s total assets.

Distribution Business

The consolidated Distribution Business includes the distribution businesses of Hydro One Networks and Haldimand Hydro, as well as Hydro One’s subsidiaries Hydro One Brampton Networks Inc. (Hydro One Brampton), Hydro One Remote Communities Inc. (Hydro One Remote Communities) and Norfolk Power Distribution Inc.

During the six months ended June 30, 2015, Hydro One earned total distribution revenues of $2,574 million, including cost of purchased power of $1,808 million, representing approximately 76% of its total revenues. At June 30, 2015, the Distribution Business assets were $9,888 million, representing approximately 43% of the Company’s total assets.

Other Business

The Other Business segment includes certain corporate activities and the operations of Hydro One’s subsidiary, Hydro One Telecom Inc., which operates a fibre optic communications network spanning over 6,000 kilometres.

During the six months ended June 30, 2015, the Other Business segment contributed revenues of $27 million, representing approximately 1% of its total revenues. At June 30, 2015, the Other Business segment assets were $457 million, representing approximately 2% of the Company’s total assets.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

REGULATION

Regulatory Proceedings

The following table summarizes Hydro One’s recent major regulatory proceedings:

Application	Year(s)	Type	Date Filed	Status
Electricity Rates – Transmission Rate Applications
Hydro One Networks	2015-2016	Cost-of-service	September 16, 2014	OEB decision received on January 8, 2015
B2M LP	2015	Interim	October 24, 2014	OEB decision received on December 11, 2014
B2M LP	2015-2019	Cost-of-service	March 30, 2015	OEB decision anticipated in 2015

Electricity Rates – Distribution Rate Applications
Hydro One Networks	2015-2017	Custom	December 19, 2013	OEB decision received on March 12, 2015[1]
Hydro One Brampton	2015	Cost-of-service	April 23, 2014	OEB decision received on January 15, 2015
Hydro One Remote Communities	2015	IRM	September 24, 2014	OEB decision received on March 19, 2015

Mergers Acquisitions Amalgamations and Divestitures (MAAD) Applications
Haldimand Hydro	n/a	Acquisition	July 31, 2014	OEB decision received on March 12, 2015
Woodstock Hydro	n/a	Acquisition	July 9, 2014	OEB decision anticipated in 2015

Leave to Construct Application
Supply to Essex County Transmission				OEB decision for Phase 1 received on July 16, 2015
Reinforcement Project	n/a	Section 92	January 22, 2014	OEB decision for Phase 2 anticipated in 2015

[1]	The application filed by Hydro One Networks on December 19, 2013 was for years 2015-2019. On March 12, 2015, the OEB issued a Decision and Rate Order for years 2015-2017 only.

Electricity Rates

Transmission Rates

•	Hydro One Networks

On September 16, 2014, Hydro One Networks filed its application, evidence and Settlement Agreement with the OEB in support of proposed transmission revenue requirements to be implemented on January 1, 2015 and January 1, 2016. This application is pursuant to a comprehensive Settlement Agreement between the stakeholders and Hydro One Networks. On January 8, 2015, the OEB approved the Hydro One transmission rates revenue requirement, excluding the B2M LP revenue requirement, for 2015 of $1,477 million and the 2016 revenue requirement of $1,516 million, subject to adjustments for the cost of capital parameters. For a typical residential customer, this represents increases of 0.4% in 2015 and 1.4% in 2016 for the transmission portion of the bill, or increases of 0.03% in 2015 and 0.1% in 2016 when considering total bill impact.

•	B2M LP

On October 24, 2014, B2M LP filed an application with the OEB for an interim transmission rate, effective January 1, 2015, seeking approval for a revenue requirement of $42 million in 2015. This rate is equal to the amount included in Hydro One Networks’ transmission rates for the Bruce to Milton Line assets, resulting in no change to overall Uniform Transmission Rates (UTRs). The interim Rate Order was approved by the OEB on December 11, 2014. On March 30, 2015, B2M LP filed a full cost-of-service application for 2015-2019 transmission rates. In its application, B2M LP is seeking approval of a revenue requirement of $43 million for 2015, $45 million for 2016, $46 million for 2017, $47 million for 2018, and $47 million for 2019. If the application is approved as filed, the resulting change to the transmission portion of the bill for a typical residential customer will be as follows: no change in 2015; 0.4% increase in 2016; 0.1% decrease in 2017; 0.1% increase in 2018; and no change in 2019. When considering total bill for a typical residential customer, these changes will have an impact of less than 0.03% in each of 2015, 2016, 2017, 2018, and 2019.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

On June 30, 2015, B2M LP was re-financed with debt bearing interest at a lower coupon rate. This has lowered the B2M LP revenue requirement. As a result of the reduced cost of debt, B2M LP’s requested revenue requirement was amended to $39 million for 2015, $36 million for 2016, $37 million for 2017, $38 million for 2018, and $37 million for 2019. As part of its application, B2M LP is seeking the recovery of its initial start-up costs totaling $8 million over the 2016 to 2019 test years at a rate of $2 million per year.

Distribution Rates

•	Hydro One Networks

On December 19, 2013, Hydro One Networks filed a 2015-2019 distribution custom rate application with the OEB, for rates effective January 1 of each test year. On December 18, 2014, the OEB issued a Decision and interim Rate Order approving the 2014 distribution rates as interim 2015 rates effective January 1, 2015. The OEB also approved the discontinuation of the collection of revenues for the provincially funded portion of renewable generation connection investments of approximately $20 million per year from ratepayers effective December 31, 2014. On March 12, 2015, the OEB issued a Decision and Rate Order approving a revenue requirement of $1,326 million for 2015, $1,435 million for 2016 and $1,491 million for 2017. The cost of capital parameters issued by the OEB in November 2014 reduced the 2015 distribution revenue requirement from the amount as originally filed by a total of $15 million, including $11 million related to Return on Equity. The approved revenue requirements for 2016 and 2017 are subject to adjustments for the cost of capital parameters. In its Decision, the OEB directed Hydro One Networks to undertake numerous benchmarking and cost-related studies, and did not approve rates for 2018 and 2019. The Decision and Rate Order resulted in an increase of approximately 3.1% in 2015, 3.8% in 2016, and 2.3% in 2017 for the distribution portion of the bill for a typical residential customer consuming 800 kWh per month. When considering total bill impact, the increase will be approximately 0.1% in 2015, 1.3% in 2016, and 0.8% in 2017. The rates for 2015 are effective on May 1, 2015, and are retroactive to January 1, 2015. On April 20, 2015, Hydro One Networks filed its final Draft Rate Order for 2015 distribution rates. On April 23, 2015, the Final Rate Order was approved by the OEB.

•	Hydro One Brampton

On April 23, 2014, Hydro One Brampton filed a cost-of-service application with the OEB for 2015 distribution rates, to be effective January 1, 2015, after being in an Incentive Regulation Mechanism (IRM) application period for three years. The 2015 distribution rate application was seeking the approval of a revenue requirement of approximately $74 million for 2015. In its application, Hydro One Brampton also requested OEB approval for retail transmission service rates and the approval of rate riders to dispose of certain deferral and variance accounts. A partial Settlement Proposal was filed with the OEB and the unsettled issues were heard by the OEB in an Oral Hearing in October 2014. On December 18, 2014, the OEB approved a revenue requirement of $72 million. The reduction of $2 million is mainly attributable to updates to the cost of capital parameters, operation, maintenance and administration, and depreciation expense. For a typical residential customer, this represents an increase of 4.5% in 2015 for the distribution portion of the bill, or 1.6% when considering total bill impact. The increase is reflective of increased rate base and higher operation, maintenance and administration costs since Hydro One Brampton’s last cost-of-service application in 2011. On January 15, 2015, the OEB issued its final Rate Order approving the application.

•	Hydro One Remote Communities

On September 24, 2014, Hydro One Remote Communities filed an IRM application with the OEB for 2015 rates, seeking approval for increased base rates for the distribution and generation of electricity of 1.7%. On March 19, 2015, the OEB approved an increase of approximately 1.6% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2015.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Mergers Acquisitions Amalgamations and Divestitures (MAAD) Applications

Woodstock Hydro Acquisition

On July 9, 2014, Hydro One filed a MAAD application with the OEB for the approval of the acquisition of Woodstock Hydro Holdings Inc. (Woodstock Hydro). An Oral Hearing commenced in January 2015. Final arguments were filed by Hydro One and Woodstock Hydro on June 24, 2015. The OEB approval and closing of the Woodstock Hydro acquisition are anticipated in 2015.

Haldimand Hydro Acquisition

On July 31, 2014, Hydro One filed a MAAD application with the OEB for the approval of the acquisition of Haldimand Hydro. On March 12, 2015, the OEB issued its Decision and Order granting Hydro One leave to acquire all of the issued and outstanding shares of Haldimand Hydro within 18 months from the date of this Decision and Order. In addition, among other items, the OEB’s Decision and Order granted Haldimand County Hydro Inc. (HCHI), a subsidiary of Haldimand Hydro, leave to transfer its distribution system to Hydro One Networks within 18 months from the date of this Decision and Order. On March 23, 2015, as directed by the OEB, HCHI filed a draft Rate Order that included a 1% reduction relative to HCHI’s 2014 base electricity delivery rates, which will be frozen for five years. On April 23, 2015, the Final Rate Order was approved by the OEB. Once the HCHI distribution system transfer is completed, the OEB will transfer HCHI’s electricity distribution licence and Rate Order to Hydro One Networks. On June 30, 2015, Hydro One acquired 100% of the common shares of Haldimand Hydro, and on July 2, 2015, the Company submitted a Notice of Transaction to the OEB stating that the acquisition has been completed. Integration of Haldimand Hydro is ongoing.

Further details of the Haldimand Hydro acquisition can be found in the section “New Developments in 2015 – Haldimand Hydro Acquisition.”

Leave to Construct Application

Supply to Essex County Transmission Reinforcement Project

On January 22, 2014, Hydro One Networks submitted a Leave to Construct application to the OEB under Section 92 of the OEB Act to construct a new 13-kilometre 230 kV double-circuit transmission line in the Windsor-Essex region. The new transmission line will connect to a proposed transmission station in the Municipality of Leamington and an existing 230 kV transmission line between Chatham and Windsor.

On January 28, 2015, the OEB issued a Decision to examine a broader policy question regarding cost allocation. Therefore, to facilitate the consideration of both the Leave to Construct and the Cost allocation issue, the OEB will proceed with a Hearing in two parallel phases: Phase 1 (Leave to Construct) and Phase 2 (Cost Allocation).

On February 12, 2015, Hydro One Networks submitted updates to evidence to satisfy the OEB’s decision to include the construction of Leamington Transformer Station as part of the application. On June 29, 2015, Hydro One Networks filed a submission with the OEB, confirming that the addition of distribution costs to the assessment did not change Hydro One’s recommendation of Leamington Transformer Station as the preferred alternative. Hydro One Networks also submitted options to ensure project costs are recoverable if Hydro One Networks is directed to start construction prior to an OEB decision on cost allocation (Phase 2).

On July 16, 2015, the OEB issued a Decision and Order on Phase 1 granting Hydro One Networks leave to construct with standard conditions of adherence to the system impact assessment and the connection impact assessment, and requiring construction to commence within twelve months. In accordance with this Decision, on July 30, 2015, Hydro One Networks submitted to the OEB a draft accounting order for the required transmission deferral accounts. A Decision for Phase 2 is pending.

Further discussion of the Supply to Essex County Transmission Reinforcement Project can be found in the section “Liquidity and Capital Resources – Investing Activities – Major Transmission Projects.”

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Regulatory Developments

Time of Use (TOU) Pricing Decision and Order

In 2010, the OEB issued its final determination to mandate TOU pricing for the Regulated Price Plan (RPP) customers. All eligible Hydro One distribution customers were migrated to TOU billing as of June 2011, except certain customers located in very rural and very sparsely populated areas. An exemption from the requirement to move these customers to TOU pricing was approved until December 31, 2014. On December 1, 2014, Hydro One filed a request with the OEB for a five-year exemption extension for 120,000 hard-to-reach customers and requested permission to migrate an additional 50,000 customers back to two-tiered RPP pricing, as it is not economically feasible to consistently provide actual readings from these meters. On March 26, 2015, the OEB issued a Decision and Order to amend Hydro One’s distribution license to include an exemption from the requirement to apply TOU pricing to approximately 170,000 RPP customers that are outside the smart meter telecommunications infrastructure. The exemption expires December 31, 2019.

Distribution System Code Requirements

On April 15, 2015, the OEB introduced a Notice of Amendment to the Distribution System Code (DSC) requiring electricity distributors to issue monthly bills to non-seasonal residential and certain general service customers by the end of 2016. In addition, effective immediately, the OEB amended the DSC imposing a 98% billing accuracy requirement, and provisions allowing an LDC to issue a bill based on estimated consumption only twice every twelve months to these customers.

On May 6, 2015, Hydro One requested an exemption from the requirement for estimated billing and billing accuracy for the 170,000 hard-to-reach customers that are currently exempt from TOU billing, for a term ending on December 31, 2019. On June 19, 2015, the OEB issued its Decision that the application would proceed by way of written hearing. This proceeding is now in the interrogatory phase.

Conservation and Demand Management

In April 2015, Hydro One Networks and Hydro One Brampton submitted their Conservation and Demand Management (CDM) Plans to the Independent Electricity System Operator (IESO).

•	On July 8, the IESO conditionally approved the Hydro One Networks’ CDM Plan.

•	On July 10, 2015, Hydro One Brampton withdrew its CDM Plan submission, and submitted a joint CDM Plan with Enersource Hydro Mississauga to the IESO. The joint CDM Plan will allow Hydro One Brampton to realize cost efficiencies by utilizing shared procurement opportunities, combined resources and buying power, and the ability to shift reduction targets between LDCs, as well as other incentives associated with entering into a joint plan.

Revenue Decoupling for Distributors

In November 2012, the OEB initiated a project to coordinate revenue decoupling with the new rate-setting policies proposed in the Renewed Regulatory Framework for Electricity (RRFE). On April 2, 2015, the OEB has issued a report, “Board Policy: A New Distribution Rate Design for Residential Electricity Customers”, outlining its new policy on fully fixed distribution charges for residential customers. The current distribution charges are a combination of fixed and variable rates. Under the new policy, electricity distributors will structure their residential rates such that all distribution service costs will be collected through a fixed monthly charge only. The new policy will be implemented gradually over a four year period, with increases in the fixed rate and decreases in the variable rate, resulting in a fixed rate only by 2019. The new rate design will enable residential customers to leverage new technologies, manage costs through conservation, and better understand the value of distribution services. It will also provide greater revenue stability for distributors, including Hydro One.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

OEB Pension and Other Post-Employment Benefits (OPEB) Generic Hearing

The OEB has begun a consultation process that will examine pensions and OPEBs in regulated utilities. Through this consultation process, the OEB intends to develop standard principles to guide its review of pension and OPEB related costs in the future. As the initial step in the process, the OEB has requested submissions on a list of questions that are meant to elicit views on some of the key issues of interest to the OEB. Hydro One submitted its responses to the OEB’s questions by the deadline of July 31, 2015. It is anticipated that subsequent to the OEB’s review of the submissions, a hearing would be held and upon the conclusion of the hearing process, the OEB will outline principles to guide its review of Pension and OPEB related costs in the future.

NEW DEVELOPMENTS IN 2015

Premier’s Advisory Council on Government Assets

The Province has advised the Company that it has accepted certain recommendations brought forward by the Premier’s Advisory Council on Government Assets (Council) in its final report on the electricity sector: “Striking the Right Balance: Improving Performance and Unlocking Value in the Electricity Sector in Ontario” (Final Report), released on April 16, 2015. The Final Report includes, among other items, the following recommendations:

•	The Province should proceed with a partial sale of a portion of its interest in Hydro One as an integrated entity, including both the Transmission and Distribution Businesses, to create a growth-oriented company centered in Ontario;

•	The partial sale of the Province’s interest in Hydro One should be by way of an Initial Public Offering (IPO) so that the Company will be widely held, predominantly by Canadians;

•	The government should indicate its intention to retain its remaining shares of Hydro One after selling down to 40%, and the balance should be widely held with no other individual shareholder having more than a 10% holding;

•	Hydro One should be required to maintain its head office and substantially all of its strategic management functions in Ontario;

•	The mandate and powers of the OEB should be strengthened to ensure changes in industry structure do not put upward pressure on rates; and

•	The Province should proceed immediately with a sale or merger of its interest in Hydro One Brampton to or with Enersource Corporation, PowerStream Holdings Inc. and Horizon Holdings Inc., intended to catalyze consolidation in the Greater Toronto Area (GTA) and Greater Hamilton Area and to strengthen competition in the electricity distribution sector by increasing the number of LDCs with the capacity to drive further consolidation.

In addition, on April 16, 2015, the Province appointed Mr. David Denison as the new Chair of Hydro One’s Board of Directors to lead the Company through the IPO process and to prepare the Company and its Board of Directors for broader share ownership of Hydro One. Further details of changes to the Board of Directors can be found in the section “Appointment of New Board of Directors.”

2015 Ontario Budget and Bill 91

On April 23, 2015, the Province released its 2015 Budget, which includes the Province’s acceptance of the Council’s recommendations. Accordingly, the Province is planning to move forward with the proposed sale or merger of Hydro One Brampton with three other LDCs, and to launch an IPO for approximately 15% of Hydro One common shares, currently held by the Province, during its fiscal year ending March 31, 2016, with additional shares being made available in subsequent years, over time totalling up to 60% of the Province’s common shares in Hydro One.

In furtherance of the IPO, on April 23, 2015, the Province tabled proposed legislation in Bill 91, and on June 4, 2015, Bill 91 received Royal Assent. Consequently, certain statutes referred to in Bill 91 no longer apply to Hydro One and amendments to the Electricity Act, 1998 were made to facilitate the IPO.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Change in Credit Ratings

On April 17, 2015, Moody’s Investors Service Inc. (Moody’s) affirmed the credit ratings of Hydro One, and revised their outlook on the Company to negative from stable.

On April 20, 2015, Standard & Poor’s Rating Service Inc. (S&P) downgraded their long-term corporate credit rating on Hydro One to A from A+, and revised their outlook on the Company to stable from negative.

A summary of the Company’s corporate credit ratings can be found in the section “Liquidity and Capital Resources - Financing Activities.”

PILs Deemed Disposition Rules

Generally, Hydro One and its subsidiaries are currently exempt from regular federal and Ontario income tax and must remit payments in lieu of corporate income taxes (PILs) to the Ontario Electricity Financial Corporation (OEFC) under the Electricity Act, 1998. If Hydro One is less than 90% owned by the Province, it will cease to be exempt from regular federal and Ontario income tax and will be deemed to dispose of all of its assets for fair market value, with any tax gain arising on the deemed disposition being subject to PILs (PILs Deemed Disposition Rules). Hydro One is currently assessing the impact of the PILs Deemed Disposition Rules on the Company.

Shareholder Declarations

Effective April 16, 2015, the Province made declarations pursuant to the memorandum of agreement and section 108 of the Business Corporations Act (Ontario) regarding the IPO of Hydro One and regarding the sale of Hydro One Brampton. By way of these declarations and concurrent shareholder resolutions, the Province assumed the rights, powers and duties, with respect to any decisions regarding, but not limited to, proceeding with the IPO and with the sale of Hydro One Brampton; any duties, functions or operations required for, or relevant to, the IPO and the sale of Hydro One Brampton; and providing any and all information, assistance, personnel, and resources as and when requested to the Province and its advisors and consultants.

Effective July 22, 2015, the Province made a declaration pursuant to section 108 of the Business Corporations Act (Ontario) regarding the return of authority to Hydro One Board of Directors. By way of this declaration, the Province returned rights, powers and duties to the Company’s Board of Directors, previously reserved to the Province as per its declarations and shareholder resolutions dated April 16, 2015 regarding the IPO of Hydro One, and dated December 17, 2014 regarding the provision of information, personnel and resources to the Council.

Collective Agreements Negotiations

On July 24, 2015, Hydro One and the Society of Energy Professionals (Society) reached a tentative two-party renewal collective agreement for a three-year term, covering April 1, 2016 to March 31, 2019. The agreement is subject to ratification by both parties.

On April 14, 2015, Hydro One reached a tentative agreement with the Power Workers’ Union (PWU) for a renewal of the collective agreement. The agreement is for a three-year term, covering April 1, 2015 to March 31, 2018, subject to certain conditions. The agreement has been ratified by the PWU and the Hydro One Board of Directors in July 2015.

On July 29, 2015, Hydro One and the Canadian Union of Skilled Workers (CUSW) reached a tentative two-party renewal collective agreement for a three-year term, covering May 1, 2014 to April 30, 2017. The agreement is subject to ratification by both parties.

The Electrical Power System Construction Association (EPSCA) is an employers’ association of which Hydro One is a member. A number of the EPSCA construction collective agreements, which bind Hydro One, expired on April 30, 2015. Tentative agreements have been reached with the United Association of Plumbers and Pipefitters, the Boilermakers, and the Insulators. These agreements are subject to ratification by the EPSCA Board of Directors and the unions. Negotiations for renewals for the remaining collective agreements have commenced.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Haldimand Hydro Acquisition

On June 30, 2015, Hydro One acquired 100% of the common shares of Haldimand Hydro, an electricity distribution company located in southwestern Ontario. The purchase price for Haldimand Hydro is approximately $65 million, subject to final closing adjustments. Closing adjustments to the purchase price and the final allocation of the consideration paid will be completed by year-end.

Details of the Haldimand Hydro MAAD application can be found in the section “Regulation – Regulatory Proceedings – MAAD Applications.”

Class Action Lawsuit

On July 22, 2015, two Toronto law firms issued a joint press release announcing that a $125 million lawsuit had been commenced in the Ontario Superior Court of Justice against Hydro One and four of its subsidiaries. The claim is proposed as a class action and alleges improper billing and account management practices. The claim has not been served on Hydro One nor has it been certified as a class action.

RESULTS OF OPERATIONS – Three months ended June 30, 2015

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Revenues	1,563	1,566	(3)	—
Purchased power	838	824	14	2
Operation, maintenance and administration	282	334	(52)	(16)
Depreciation and amortization	190	181	9	5

	1,310	1,339	(29)	(2)
Income before financing charges and provision for PILs	253	227	26	11
Financing charges	93	95	(2)	(2)

Income before provision for PILs	160	132	28	21
Provision for PILs	23	17	6	35

Net income	137	115	22	19

Net income (loss) attributable to noncontrolling interest	1	—	1	100

Net income attributable to Shareholder of Hydro One	136	115	21	18

Net Income

The net income attributable to the Shareholder of Hydro One for the three months ended June 30, 2015 was $136 million, compared to $115 million during the same period in 2014, an increase of $21 million or 18%. The increase is primarily due to the following:

•	a decrease in operation, maintenance and administration costs, primarily resulting from lower expenditures related to the Customer Information System (CIS); lower bad debt expense resulting from the reinstatement of certain collection activities in September 2014; lower expenditures associated with responding to and restoring power outages; and decreased vegetation management requirements for brush control programs; partially offset by

•	a decrease in transmission revenues, mainly due to lower average Ontario 60-minute peak demand, resulting from milder weather in the second quarter of 2015, compared to the same period in 2014; and

•	an increase in depreciation and amortization costs, mainly due to higher property, plant and equipment depreciation expense related to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital work programs.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Revenues

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Transmission	364	382	(18)	(5)
Distribution	1,185	1,170	15	1
Other	14	14	—	—

	1,563	1,566	(3)	—

Average annual Ontario 60-minute peak demand (MW)[1]	18,986	19,403	(417)	(2)

Distribution – units distributed to Hydro One customers (TWh)[1]	6.7	6.7	—	—

[1]	System-related statistics are preliminary.

Transmission

Transmission revenues primarily consist of the transmission tariff, which is based on the monthly peak electricity demand across Hydro One’s high-voltage network. The tariff is designed to recover revenues necessary to support a transmission system with sufficient capacity to accommodate the maximum expected demand. Demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting excess generation to surrounding markets, ancillary revenues primarily attributable to maintenance services provided to generators, and secondary use of the Company’s land rights.

The transmission revenues for the three months ended June 30, 2015 were $364 million, compared to $382 million during the same period in 2014, a decrease of $18 million or 5%. The components of the decrease include the following:

•	lower average Ontario 60-minute peak demand, resulting from milder weather in the second quarter of 2015, compared to the same period in 2014;

•	the disposition of certain OEB-approved transmission regulatory accounts; partially offset by

•	higher new transmission rates effective January 1, 2015 approved by the OEB in January 2015.

Distribution

Distribution revenues include the distribution tariff and amounts to recover the cost of purchased power used by the customers of the Distribution Business. Accordingly, the distribution revenues are influenced by the amount of electricity the Company distributes, the cost of purchased power and the distribution tariff rates. Distribution revenues also include minor ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

The distribution revenues for the three months ended June 30, 2015 were $1,185 million, compared to $1,170 million during the same period in 2014, an increase of $15 million or 1%. The components of the increase include the following:

•	higher purchased power costs, as described below under “Purchased Power;”

•	higher new distribution rates effective January 1, 2015 approved by the OEB in March 2015; partially offset by

•	the expiry of certain OEB-approved rate riders and regulatory accounts.

10

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Purchased Power

Purchased power costs are incurred by the Distribution Business and represent the cost of purchased electricity delivered to customers within Hydro One’s distribution service territory. These costs comprise the wholesale commodity cost of energy, the IESO wholesale market service charges, and transmission charges levied by the IESO. The commodity cost of energy is based on the OEB’s RPP or the market price for electricity. The following is a summary of the two-tiered RPP and the TOU RPP prices for the reporting and comparative periods:

RPP	Tier Threshold (kWh/month)		Tier Rates (cents/kWh)
Effective Date	Residential	Non-Residential	Lower Tier 1	Upper Tier 2
November 1, 2013	1,000	750	8.3	9.7
May 1, 2014	600	750	8.6	10.1
November 1, 2014	1,000	750	8.8	10.3
May 1, 2015	600	750	9.4	11.0

TOU RPP	Rates (cents/kWh)
Effective Date	On Peak	Mid Peak	Off Peak
November 1, 2013	12.9	10.9	7.2
May 1, 2014	13.5	11.2	7.5
November 1, 2014	14.0	11.4	7.7
May 1, 2015	16.1	12.2	8.0

The purchased power costs for the three months ended June 30, 2015 were $838 million, compared to $824 million during the same period in 2014, an increase of $14 million or 2%. The components of the increase include the following:

•	higher OEB RPP rates for residential and other eligible customers;

•	higher purchased power costs for customers who are not eligible for the RPP; partially offset by

•	lower demand for electricity in the second quarter of 2015, mainly resulting from milder June in 2015; and

•	lower wholesale market service charges levied by the IESO.

Operation, Maintenance and Administration

The operation, maintenance and administration expenditures include work program costs and costs to support the operation and maintenance of the transmission and distribution systems. Also included in these costs are payments in lieu of property taxes related to the transmission and distribution lines, stations and buildings. The transmission operation, maintenance and administration costs are incurred to sustain the Company’s high-voltage transmission stations, lines and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and brush control. The distribution operation, maintenance and administration costs are required to maintain the Company’s low-voltage distribution system, and include costs related to distribution line clearing and brush control, line maintenance and repair, as well as land assessment and remediation (LAR). Hydro One continues to focus on managing its costs, while continuing to complete its planned work programs for both the Transmission and Distribution Businesses.

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Transmission	98	105	(7)	(7)
Distribution	168	214	(46)	(21)
Other	16	15	1	7

	282	334	(52)	(16)

11

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Transmission

The transmission operation, maintenance and administration costs for the three months ended June 30, 2015 were $98 million, compared to $105 million during the same period in 2014, a decrease of $7 million or 7%. The components of the decrease include the following:

•	decreased forestry expenditures related to brush control and line clearing on the Company’s transmission rights-of-way;

•	a lower volume of corrective maintenance work required on overhead lines; partially offset by

•	higher expenditures related to work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection (Cyber Security) standards.

Distribution

The distribution operation, maintenance and administration costs for the three months ended June 30, 2015 were $168 million, compared to $214 million during the same period in 2014, a decrease of $46 million or 21%. The components of the decrease include the following:

•	lower expenditures related to the CIS, as most work was completed in 2014;

•	a decrease in bad debt expense, resulting from the reinstatement of certain collection activities in September 2014, which were temporarily suspended during several months in 2014, as Hydro One has made specific improvements in its customer service during 2015, restored service levels at its call centre, and restored its billing system performance, which has enabled more active collections of overdue balances;

•	decreased vegetation management requirements for the brush control program;

•	lower expenditures associated with locating and restoring power outages, as well as responding to power quality-related issues; and

•	lower volume of work on the LAR program to assess the degree of environmental contamination at Hydro One’s owned stations and facilities.

Financing Charges

Financing charges for the three months ended June 30, 2015 were $93 million, compared to $95 million during the same period in 2014, a decrease of $2 million or 2%. The decrease is primarily due to an increase in capitalized interest, resulting from higher average property, plant and equipment construction in progress balance eligible for interest capitalization, consistent with increased capital investments in 2015.

Provision for PILs

The provision for PILs for the three months ended June 30, 2015 was $23 million, compared to $17 million during the same period in 2014, an increase of $6 million or 35%. The increase is primarily due to higher pre-tax income.

12

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

RESULTS OF OPERATIONS – Six months ended June 30, 2015

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Revenues	3,371	3,330	41	1
Purchased power	1,808	1,746	62	4
Operation, maintenance and administration	560	645	(85)	(13)
Depreciation and amortization	377	348	29	8

	2,745	2,739	6	—
Income before financing charges and provision for PILs	626	591	35	6
Financing charges	187	185	2	1

Income before provision for PILs	439	406	33	8
Provision for PILs	68	51	17	33

Net income	371	355	16	5

Net income (loss) attributable to noncontrolling interest	3	—	3	100

Net income attributable to Shareholder of Hydro One	368	355	13	4

Net Income

The net income attributable to the Shareholder of Hydro One for the six months ended June 30, 2015 was $368 million, compared to $355 million during the same period in 2014, an increase of $13 million or 4%. The increase is primarily due to the following:

•	a decrease in operation, maintenance and administration costs, primarily resulting from lower expenditures related to the CIS system; lower bad debt expense resulting from the reinstatement of certain collection activities in September 2014, which were temporarily suspended during several months in 2014; lower expenditures associated with responding to and restoring power outages; and lower volume of work on the LAR program;

•	an increase in distribution revenues, mainly due to higher new OEB-approved 2015 distribution rates, partially offset by the expiry of certain OEB-approved rate riders and regulatory accounts; partially offset by

•	a decrease in transmission revenues, mainly due to lower average Ontario 60-minute peak demand in the first half of 2015, as well as the disposition of certain OEB-approved regulatory accounts, partially offset by an increase due to higher new OEB-approved 2015 transmission rates; and

•	an increase in depreciation and amortization costs, mainly due to higher property, plant and equipment depreciation expense, related to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital work programs.

Revenues

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Transmission	770	804	(34)	(4)
Distribution	2,574	2,497	77	3
Other	27	29	(2)	(7)

	3,371	3,330	41	1

Average annual Ontario 60-minute peak demand (MW)[1]	20,182	20,757	(575)	(3)

Distribution – units distributed to Hydro One customers (TWh)[1]	15.4	15.4	—	—

[1]	System-related statistics are preliminary.

13

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Transmission

The transmission revenues for the six months ended June 30, 2015 were $770 million, compared to $804 million during the same period in 2014, a decrease of $34 million or 4%. The components of the decrease include the following:

•	lower average Ontario 60-minute peak demand in the first six months of 2015, partially due to industrial customers shifting their energy use away from system-wide peaks in the winter months of 2015, as well as milder weather in 2015, compared to the same period in 2014;

•	the disposition of certain OEB-approved transmission regulatory accounts; partially offset by

•	higher new transmission rates effective January 1, 2015 approved by the OEB in January 2015.

Distribution

The distribution revenues for the six months ended June 30, 2015 were $2,574 million, compared to $2,497 million during the same period in 2014, an increase of $77 million or 3%. The components of the increase include the following:

•	higher purchased power costs, as described below under “Purchased Power;”

•	higher new distribution rates effective January 1, 2015 approved by the OEB in March 2015; partially offset by

•	the expiry of certain OEB-approved rate riders and regulatory accounts.

Purchased Power

The purchased power costs for the six months ended June 30, 2015 were $1,808 million, compared to $1,746 million during the same period in 2014, an increase of $62 million or 4%. The components of the increase include the following:

•	higher OEB RPP rates for residential and other eligible customers;

•	higher purchased power costs for customers who are not eligible for the RPP; partially offset by

•	lower demand for electricity in the first six months of 2015, mainly resulting from milder weather in 2015; and

•	lower wholesale market service charges levied by the IESO.

Operation, Maintenance and Administration

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Transmission	197	220	(23)	(10)
Distribution	334	395	(61)	(15)
Other	29	30	(1)	(3)

	560	645	(85)	(13)

Transmission

The transmission operation, maintenance and administration costs for the six months ended June 30, 2015 were $197 million, compared to $220 million during the same period in 2014, a decrease of $23 million or 10%. The components of the decrease include the following:

•	decreased forestry expenditures related to brush control and line clearing on the Company’s transmission rights-of-way;

•	lower volume of corrective maintenance work required on overhead lines;

•	decreased requirements related to corrective maintenance work for mineral oil spills at various stations and the Transformer Oil Leak Reduction Program, which addresses mineral oil leaks on transformers by re-gasketing the transformers. This improves the equipment availability rates, reduces environmental impact, and allows equipment to reach the optimal life expectancy;

14

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

•	increased attribution of overheads to capital project expenditures reflecting the higher expenditures related to capital projects in the first half of 2015;

•	cost savings reflecting various management initiatives to reduce overhead costs; partially offset by

•	higher expenditures related to work required to adhere to the NERC Cyber Security standards.

Distribution

The distribution operation, maintenance and administration costs for the six months ended June 30, 2015 were $334 million, compared to $395 million during the same period in 2014, a decrease of $61 million or 15%. The components of the decrease include the following:

•	lower expenditures related to the CIS system, as most work was completed in 2014;

•	a decrease in bad debt expense, resulting from the reinstatement of certain collection activities in September 2014, which were temporarily suspended during several months in 2014;

•	lower volume of work associated with locating and restoring power outages, responding to and resolving power quality customer complaints, identifying and correcting abnormal system conditions, as well as responding to power quality-related issues and outages as a result of lower storm activity and enhanced response times;

•	lower volume of work on the LAR program to assess the degree of environmental contamination at Hydro One’s owned stations and facilities; partially offset by

•	increased volume of lines maintenance work to ensure long term sustainability of line assets and safety.

Depreciation and Amortization

The depreciation and amortization costs for the six months ended June 30, 2015 were $377 million, compared to $348 million during the same period in 2014, an increase of $29 million or 8%. The increase was primarily attributable to higher property, plant and equipment depreciation expense in the first half of 2015, mainly related to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital work program.

Financing Charges

Financing charges for the six months ended June 30, 2015 were $187 million, compared to $185 million during the same period in 2014, an increase of $2 million or 1%. The increase is primarily due to a decrease in interest earned on the Province of Ontario Floating-Rate Notes investment which matured in November 2014.

Provision for PILs

The provision for PILs for the six months ended June 30, 2015 was $68 million, compared to $51 million during the same period in 2014, an increase of $17 million or 33%. The increase is primarily due to the following:

•	higher pre-tax income, and

•	changes in temporary differences, such as capital cost allowance in excess of depreciation.

15

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

SELECTED FINANCIAL HIGHLIGHTS AND RATIOS

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars, except per share amounts and ratios)	2015	2014	2015	2014
Net income attributable to Shareholder of Hydro One	136	115	368	355
Net cash from operating activities	287	185	713	334
Capital investments	429	380	774	676
Earnings per common share (Canadian dollars)	1,308	1,099	3,594	3,456
Earnings coverage ratio[1]			2.79	2.81
Net assets coverage on long-term debt ratio[2]			1.89	1.89
Total debt to capitalization ratio[3]			53%	53%

[1]	The earnings coverage ratio has been presented for the twelve months ended June 30, 2015 and June 30, 2014, and has been calculated as the sum of net income attributable to Shareholder of Hydro One, provision for PILs and financing charges divided by the sum of financing charges, capitalized interest and cumulative preferred dividends.
[2]	The net asset coverage on long-term debt ratio has been presented as at June 30, 2015 and December 31, 2014, and has been calculated as total assets minus total liabilities excluding long-term debt (including current portion) divided by long-term debt (including current portion).
[3]	Total debt to capitalization ratio has been presented as at June 30, 2015 and December 31, 2014, and has been calculated as total long-term debt divided by total long-term debt plus total shareholder’s equity and preferred shares.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters, from the quarter ended September 30, 2013 through to June 30, 2015. This information has been derived from the Company’s unaudited interim Consolidated Financial Statements and audited annual Consolidated Financial Statements.

(millions of Canadian dollars)	2015			2014			2013
Quarter ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Total revenue	1,563	1,808	1,662	1,556	1,566	1,764	1,557	1,542
Net income attributable to Shareholder of Hydro One	136	232	221	173	115	240	160	218
Net income to common Shareholder of Hydro One	131	228	216	169	110	236	155	214

Electricity demand generally follows normal weather-related variations, and consequently, the Company’s electricity-related revenues and profit, all other things being equal, would tend to be higher in the first and third quarters than in the second and fourth quarters.

16

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

LIQUIDITY AND CAPITAL RESOURCES

Hydro One’s primary sources of liquidity and capital resources are funds generated from operations, debt capital market borrowings and bank financing that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividends.

Summary of Sources and Uses of Cash

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Operating activities	287	185	713	334
Financing activities
Long-term debt issued	350	453	350	628
Dividends paid	(30)	(30)	(59)	(229)
Investing activities
Capital expenditures	(422)	(367)	(766)	(659)
Net cash paid for Haldimand Hydro	(58)	—	(58)	—
Other financing and investing activities	(38)	17	(10)	—

Net change in cash and cash equivalents	89	258	170	74

Cash from Operating Activities

Three months ended June 30, 2015

Net cash from operating activities increased by $102 million to $287 million during the three months ended June 30, 2015, compared to the same period in 2014. The increase was primarily due to the following:

•	changes in regulatory accounts, primarily due to the retail settlement and external revenue variance accounts;

•	changes in accounts receivable balances, due to improved collections in 2015;

•	higher net income before taxes and depreciation; and

•	changes in accrual balances, mainly related to timing and higher activity of capital projects.

Six months ended June 30, 2015

Net cash from operating activities increased by $379 million to $713 million during the six months ended June 30, 2015, compared to the same period in 2014. The increase was primarily due to the following:

•	changes in accounts receivable balances, due to improved collections in 2015;

•	changes in regulatory accounts, primarily due to the retail settlement and external revenue variance accounts;

•	pension plan contributions for most of the balance of the 2014 year paid during the first half of 2014, compared to no pension plan contributions prepayments made in the first six months of 2015;

•	higher net income before taxes and depreciation; and

•	changes in accrual balances, mainly related to timing and higher activity of capital projects.

17

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Financing Activities

Short-term liquidity is provided through funds from operations, the Commercial Paper Program, under which the Company is authorized to issue up to $1 billion in short-term notes with a term to maturity of less than 365 days, and the revolving credit facility.

The Commercial Paper Program is supported by a $1.5 billion committed revolving credit facility with a syndicate of banks, which matures in June 2020. The short-term liquidity under this program and anticipated levels of funds from operations should be sufficient to fund the Company’s normal operating requirements.

At June 30, 2015, Hydro One had $9,289 million in long-term debt outstanding, including the current portion. The Company’s notes and debentures mature between 2015 and 2064. Long-term financing is provided by access to the debt markets, primarily through the Medium-Term Note (MTN) Program. The maximum authorized principal amount of medium-term notes issuable under this program is $3 billion. At June 30, 2015, $837 million remained available until October 2015.

Hydro One relies on debt financing through its MTN Program and Commercial Paper Program to repay its existing indebtedness and fund a portion of its capital expenditures. The credit ratings assigned to Hydro One’s debt securities by external rating agencies are important to the Company’s ability to raise capital and funding to support its business operations. Maintaining strong credit ratings allows Hydro One to access capital markets on competitive terms. A material downgrade of the Company’s credit ratings would likely increase its cost of funding significantly, and its ability to access funding and capital through the capital markets could be reduced.

At June 30, 2015, Hydro One’s corporate credit ratings from approved rating organizations were as follows:

Rating (at June 30, 2015)
Rating Agency	Short-term Debt	Long-term Debt
DBRS Limited	R-1 (middle)	A (high)
Moody’s1	Prime-1	A1
S&P2	A-1	A

[1]	On April 17, 2015, Moody’s revised their outlook on Hydro One to negative from stable.
[2]	On April 20, 2015, S&P revised their outlook on Hydro One to A (stable) from A+ (negative).

Hydro One is subject to customary covenants normally associated with long-term debt. The Company’s long-term debt covenants limit its permissible debt as a percentage of its total capitalization, limit the Company’s ability to sell assets, and impose a negative pledge provision, subject to customary exceptions. The agreements also provide limitations that debt cannot exceed 75% of total capitalization and that third party debt issued by Hydro One’s subsidiaries cannot exceed 10% of the total book value of the Company’s assets. Hydro One was in compliance with all of these and other covenants and limitations as at June 30, 2015.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements, and other relevant factors, such as industry practice and Shareholder expectations. Common share dividends pertaining to the Company’s quarterly financial results are generally declared and paid in the following quarter.

Hydro One’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates and to deliver appropriate financial returns to its Shareholder.

Three months ended June 30, 2015

During the three months ended June 30, 2015, Hydro One issued $350 million of long-term debt under its MTN Program, and assumed $16 million of debt as part of the Haldimand Hydro acquisition, compared to $453 million of long-term debt issued during the same period in 2014. No long-term debt matured or was repaid during the three months ended June 30, 2015 or 2014. The Haldimand Hydro debt was repaid in July 2015.

18

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

During the three months ended June 30, 2015, Hydro One paid dividends to the Province in the amount of $30 million, consisting of $25 million of common share dividends and $5 million of preferred share dividends, consistent with dividends paid to the Province during the same period in 2014.

Six months ended June 30, 2015

During the six months ended June 30, 2015, Hydro One issued $350 million of long-term debt under its MTN Program, and assumed $16 million of debt as part of the Haldimand Hydro acquisition, compared to $628 million of long-term debt issued during the same period in 2014. No long-term debt matured or was repaid during the six months ended June 30, 2015 or 2014. The Haldimand Hydro debt was repaid in July 2015.

During the six months ended June 30, 2015, Hydro One paid dividends to the Province in the amount of $59 million, consisting of $50 million of common share dividends and $9 million of preferred share dividends, compared to dividends of $229 million, consisting of $220 million of common share dividends and $9 million of preferred share dividends, paid to the Province during the same period in 2014.

Investing Activities

During the six months ended June 30, 2015, Hydro One continued to focus on making important investments in its transmission and distribution systems to address its aging power system infrastructure, improve system reliability and performance, and improve service to its customers. During the six months ended June 30, 2015, the Company made capital investments totalling $774 million and placed $531 million of new assets in-service, compared to $676 million of capital investments and $533 million of new assets placed in-service during the same period in 2014.

Given the aging of Hydro One’s infrastructure, the Company has ongoing transmission and distribution investment plans which are designed to reliably power Ontario’s economy and to support innovation over the next decade.

The Company’s current transmission sustainment programs include transformers, circuit breakers, switches, protection and control systems, wood poles, and other equipment replacements. Current transmission development projects include transmission system upgrades, local area supply projects, and inter-area network projects. These investments will expand and reinforce power reliability for electricity customers throughout the province, including the Company’s residential and industrial customers.

The Company’s current distribution sustainment programs include wood pole and meter replacements, emergency work for storm restoration, distribution station refurbishments and upgrades, and work related to joint-use and relocation of its distribution lines. Current development projects to expand and reinforce the Company’s distribution network include new customer connections and upgrades, system capability reinforcement projects, line transfers requested by customers, and connections to new generation facilities.

The following table presents Hydro One’s capital investments by reportable segment during the three and six months ended June 30, 2015 and 2014:

	Three months ended June 30		Six months ended June 30
(millions of Canadian dollars)	2015	2014	2015	2014
Transmission	234	203	445	376
Distribution	192	175	324	298
Other	3	2	5	2

Total capital investments	429	380	774	676

19

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Three months ended June 30, 2015

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Transmission	234	203	31	15
Distribution	192	175	17	10
Other	3	2	1	50

Total capital investments	429	380	49	13

Transmission Capital Investments

During the three months ended June 30, 2015, Hydro One’s transmission capital investments were $234 million, compared to $203 million during the same period in 2014, an increase of $31 million or 15%, primarily due to transmission sustainment programs to address the Company’s aging infrastructure and investments to expand and reinforce its transmission system.

The following table presents the main components of the Company’s transmission capital investments during the three months ended June 30, 2015 and 2014:

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Sustainment	193	167	26	16
Development	40	26	14	54
Other	1	10	(9)	(90)

Total transmission capital investments	234	203	31	15

A summary of Hydro One’s major transmission capital projects can be found in the section “Major Transmission Projects” below.

Transmission Sustainment Capital Investments

During the three months ended June 30, 2015, Hydro One’s transmission sustainment capital investments were $193 million, compared to $167 million during the same period in 2014, an increase of $26 million or 16%. The increase was mainly due to the following:

•	system re-investments, and end-of-life equipment replacement work at several transmission stations, including the Bruce, Richview, and Wiltshire Transmission Stations, as well as the completion of the refurbishments of the Dunnville Transmission Station;

•	increased volume of work related to station security upgrades to prevent unauthorized entry to stations and enhance safety, and increased cyber system replacements to adhere to the NERC Cyber Security standards;

•	increased work on overhead lines refurbishment and replacement projects and programs;

•	increased volume of transformer purchases for the Station Demand and Spares Program to ensure readiness for unplanned replacements; and

•	partially offset by decreased expenditures related to underground lines system replacements, as the end-of-life underground transmission cables between the Strachan Transformer Station and Riverside Junction, which were originally planned for a 2015 in-service date, were replaced and in-service in 2014.

Transmission Development Capital Investments

During the three months ended June 30, 2015, Hydro One’s transmission capital investments to expand and reinforce its transmission system were $40 million, compared to $26 million during the same period in 2014, an increase of $14 million or 54%. The increase was mainly due to the following:

•	the timing of work on some of the Company’s major inter-area network and local area supply projects, such as the Clarington Transmission Station and Guelph Area Transmission Refurbishment projects; partially offset by

20

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

•	decreased expenditures on generation customer connection related projects mainly due to the completion of the Barwick and Orleans Transmission Station projects to replace end-of-life equipment and ensure reliable supply to customers; and

•	the completion of transmission station upgrades at the Allanburg Transmission Station in the Niagara area to enhance system reliability.

Distribution Capital Investments

During the three months ended June 30, 2015, Hydro One’s distribution capital investments were $192 million, compared to $175 million during the same period in 2014, an increase of $17 million or 10%, primarily due to the Company’s distribution sustainment programs to address its aging infrastructure.

The following table presents the main components of Hydro One’s distribution capital investments during the three months ended June 30, 2015 and 2014:

Three months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Sustainment	123	96	27	28
Development	57	60	(3)	(5)
Other	12	19	(7)	(37)

Total distribution capital investments	192	175	17	10

Distribution Sustainment Capital Investments

During the three months ended June 30, 2015, Hydro One’s distribution sustainment capital investments were $123 million, compared to $96 million during the same period in 2014, an increase of $27 million or 28%. The increase was mainly due to the following:

•	increased work within the station refurbishment programs due to the timing of transformer purchases and more refurbishments accomplished during the second quarter of 2015;

•	increased focus on capital lines work, mainly due to a higher volume of component replacements and the lines large sustainment initiatives program;

•	the investment in the Advanced Metering Infrastructure Wireless Telecom Project to ensure continuity of smart meter and enhance network communications;

•	increased volume of joint use and line relocations;

•	higher volume of equipment replacements of temporary trouble call repairs;

•	higher volume of end-of-life wood pole replacements; and

•	partially offset by the completion of the Itron Sentinel 16S meter replacements.

Distribution Development Capital Investments

During the three months ended June 30, 2015, Hydro One’s distribution development capital investments were $57 million, compared to $60 million during the same period in 2014, a decrease of $3 million, or 5%. The decrease is mainly due to the following:

•	the completion of the Smart Meter Project in 2014;

•	a lower volume of Distribution Generation Connection customer-driven work;

•	lower investments related to Smart Grid initiatives as the next phase is solidified, which will modernize the Company’s distribution system to enable remote capability for some functions; and

•	partially offset by investments in distribution system modifications to improve supply reliability and load capacity.

21

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Distribution Other Capital Investments

During the three months ended June 30, 2015, Hydro One’s distribution other capital investments were $12 million, compared to $19 million during the same period in 2014, a decrease of $7 million or 37%. The decrease was partially due to decreased investments due to the near completion of the Payroll, HR Reporting, Expense Transformation and Talent Management projects, which are anticipated to realize various process efficiencies.

Six months ended June 30, 2015

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Transmission	445	376	69	18
Distribution	324	298	26	9
Other	5	2	3	150

Total capital investments	774	676	98	14

Transmission Capital Investments

During the six months ended June 30, 2015, Hydro One’s transmission capital investments were $445 million, compared to $376 million during the same period in 2014, an increase of $69 million or 18%, primarily due to the Company’s transmission sustainment programs to address its aging infrastructure.

The following table presents the main components of Hydro One’s transmission capital investments during the six months ended June 30, 2015 and 2014:

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Sustainment	362	290	72	25
Development	73	64	9	14
Other	10	22	(12)	(55)

Total transmission capital investments	445	376	69	18

A summary of Hydro One’s major transmission capital projects can be found in the section “Major Transmission Projects” below.

Transmission Sustainment Capital Investments

During the six months ended June 30, 2015, Hydro One’s transmission sustainment capital investments were $362 million, compared to $290 million during the same period in 2014, an increase of $72 million or 25%. The increase was mainly due to the following:

•	several system re-investments, including various end-of-life transformer replacements at the Wiltshire, Dunnville and Timmins Transmission Stations, the expedited work on 27 circuit breakers replacements at the Richview Transmission Station to address their deteriorated condition, breaker replacements at the Bruce Transmission Station to improve reliability and to meet the needs of Bruce Power. In addition, the Company placed in-service the refurbishments work at the Dunnville Transmission Station in Haldimand County and the transformer replacements at the Dymond Transmission Station in northeastern Ontario;

•	increased volume of station component replacements related to addressing aging equipment as part of the new Station Centric Bundling methodology which addresses a number of capital requirements and enables savings in materials job planning and reduces outage requirements;

•	the continued work on overhead lines refurbishment and replacement projects and programs, including investments to address the condition of the conductors on the 170 kilometre 230 kV circuit from the Chats Falls Switching Station to the Havelock Transmission Station in southeastern Ontario, as well as increased work on clearance corrections;

•	increased volume of transformer purchases for the Station Demand and Spares Program;

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

•	increased volume of work related to station security upgrades to prevent unauthorized entry to stations and enhance safety, and increased cyber system replacements to adhere to the NERC Cyber Security standards;

•	the Firewall Replacement Project which will ensure secure access to corporate applications from within the Electronic Security Perimeters at the Ontario Grid Control Centre and Back-up Control Centre; and

•	partially offset by decreased expenditures related to underground lines system replacements, as the end-of-life underground transmission cables between the Strachan Transformer Station and Riverside Junction, which were originally planned for a 2015 in-service date, were replaced and placed in-service in 2014; as well as the completion of refurbishment conductor work on the 29 kilometre 230 kV circuit from the Bannockburn Junction to the Havelock Transmission Station in the Peterborough area.

Transmission Development Capital Investments

During the six months ended June 30, 2015, Hydro One’s transmission development capital investments to expand and reinforce its transmission system were $73 million, compared to $64 million during the same period in 2014, an increase of $9 million or 14%. The increase was mainly due to the following:

•	increased expenditures related to the timing of work on some of the Company’s major local area supply and inter-area network projects, such as the Clarington Transmission Station and Guelph Area Transmission Refurbishment projects; partially offset by

•	the completion of end-of-life equipment replacements at the Barwick Transmission Station to meet the needs of transmission customers and ensure reliable supply; and

•	the completion of transmission station upgrades at the Allanburg Transmission Station in the Niagara area to enhance system reliability and allow for the incorporation of new generation in the area, including both transmission and distribution connected renewable generation.

Transmission Other Capital Investments

During the six months ended June 30, 2015, Hydro One’s transmission other capital investments were $10 million, compared to $22 million during the same period in 2014, a decrease of $12 million or 55%. The decrease was partially due to decreased investments due to the near completion of the Payroll, HR Reporting, Expense Transformation and Talent Management projects, which are anticipated to realize various process efficiencies.

Distribution Capital Investments

During the six months ended June 30, 2015, Hydro One’s distribution capital investments were $324 million, compared to $298 million during the same period in 2014, an increase of $26 million or 9%, primarily due to the Company’s distribution sustainment programs to address its aging infrastructure.

The following table presents the main components of Hydro One’s distribution capital investments during the six months ended June 30, 2015 and 2014:

Six months ended June 30 (millions of Canadian dollars)	2015	2014	$ Change	% Change
Sustainment	193	154	39	25
Development	101	109	(8)	(7)
Other	30	35	(5)	(14)

Total distribution capital investments	324	298	26	9

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Distribution Sustainment Capital Investments

During the six months ended June 30, 2015, Hydro One’s distribution sustainment capital investments were $193 million, compared to $154 million during the same period in 2014, an increase of $39 million or 25%. The increase was mainly due to the following:

•	increased work within the station refurbishment programs due to more refurbishments accomplished and timing of transformer purchases;

•	increased focus on capital lines work, primarily related to the large and small sustainment initiatives programs and higher volume of component replacements;

•	higher volume of end-of-life wood pole replacements;

•	increased focus on investment in the Advanced Metering Infrastructure Wireless Telecom Project to ensure continuity of smart meter and enhance network communications; and

•	partially offset by the completion of the Itron Sentinel 16S meter replacements.

Distribution Development Capital Investments

During the six months ended June 30, 2015, Hydro One’s distribution development capital investments were $101 million, compared to $109 million during the same period in 2014, a decrease of $8 million, or 7%. The decrease is mainly due to the following:

•	the completion of the Smart Meter Project in 2014;

•	a lower volume of Distribution Generation Connection customer-driven work;

•	lower expenditures related to Smart Grid initiatives; and

•	partially offset by investments in distribution system modifications to improve supply reliability and load capacity.

Distribution Other Capital Investments

During the six months ended June 30, 2015, Hydro One’s distribution other capital investments were $30 million, compared to $35 million during the same period in 2014, a decrease of $5 million or 14%. The decrease was partially due to decreased investments due to the near completion of the Payroll, HR Reporting, Expense Transformation and Talent Management projects, which are anticipated to realize various process efficiencies.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Major Transmission Projects

The following table summarizes Hydro One’s major transmission projects in the six months ended June 30, 2015:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date	Status
Toronto Midtown Transmission Reinforcement	Toronto Southwestern Ontario	New transmission line	2016	$115 million	$88 million	Project is in progress
Guelph Area Transmission Refurbishment	Guelph area Southwestern Ontario	Transmission line upgrade	2016	$103 million	$45 million	Project is in progress
Manby Transmission Station	Toronto Southwestern Ontario	Transmission station upgrade	2016	$24 million	$19 million	Project is in progress
Clarington Transmission Station	Oshawa area Eastern GTA	New transmission station	2017	$297 million	$68 million	Project is in progress
Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	To be determined	—	OEB decision for Phase 1 received in July 2015.
Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	As early as 2020	To be determined	—	Development work is in progress.

Toronto Midtown Transmission Reinforcement

The Toronto Midtown Transmission Reinforcement project includes the replacement of an aging underground cable which is nearing its end of life; the installation of an additional 115 kV circuit between the Leaside and Bridgman transmission stations to relieve loading on the existing circuits which are currently operating above their capacity; and the installation of new equipment at the Leaside Transmission Station, and Bayview, Birch and Bridgman Junctions. These transmission infrastructure reinforcements are intended to reduce the risk of power outages, improve reliability for electricity customers, and provide additional supply capability to meet future load growth in midtown Toronto as well as areas to the west.

Guelph Area Transmission Refurbishment

The Guelph Area Transmission Refurbishment Project, an upgrade of a transmission line and transmission stations in Guelph and the surrounding area, includes the installation of two new autotransformers at the existing Cedar Transmission Station, an upgrade of approximately five kilometres of an existing transmission line from 115 kV to 230 kV in south-central Guelph, and an upgrade of the existing Guelph North Junction to a switching station by installing new facilities and fencing. These refurbishments will reinforce the electricity supply and will minimize the impact of any major transmission outages on area customers.

Manby Transmission Station

The Manby Transmission Station project will upgrade the station short circuit capability and install higher rated breakers, which will permit incorporation of new renewable generation in the central Toronto area. Upgrade work requires the replacement of 16 end-of-life breakers and other components in the 115 kV Manby switchyard.

Clarington Transmission Station

To accommodate the eventual closure of the Pickering Nuclear Generating Station, the Clarington Transmission Station will provide vital autotransformer capacity to reliably supply load in the eastern GTA. Upon completion, the Clarington Transmission Station will consist of two 500/230 kV autotransformers and a 230 kV switchyard, and will connect to the

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

existing 230 kV and 500 kV transmission lines. The project will enable future electricity demand growth in the local area and provide the area with the necessary facilities to ensure a safe, reliable supply of electricity to existing and future customers.

Supply to Essex County Transmission Reinforcement Project

The Supply to Essex County Transmission Reinforcement Project includes the construction a new 13-kilometre 230 kV double-circuit transmission line in the Windsor-Essex region. The new transmission line will connect to a proposed transmission station in the Municipality of Leamington and an existing 230 kV transmission line between Chatham and Windsor. The new transmission line and transmission station will address future growth in electricity demand and anticipated expansion in the local agricultural sector and improve the reliability of electricity supply in the broader Windsor-Essex region.

Details of the Supply to Essex County Transmission Reinforcement Project Leave to Construct application can be found in the section “Regulation – Regulatory Proceedings – Leave to Construct Application.”

Northwest Bulk Transmission Line

In November 2013, the Minister of Energy issued a Directive to the OEB, which in turn issued a Decision and Order on January 9, 2014, to amend the transmission licence of Hydro One Networks to develop and seek approval for the Northwest Bulk Transmission Line Project, an expansion and reinforcement of the transmission system in the area west of Thunder Bay in northwestern Ontario. The project consists of a new transmission line that would increase transmission capacity and maintain the reliability of electricity supply to meet forecasted electricity demand growth and accommodate new generation capacity. Over the long term, it would also enhance the potential for development and connection of renewable energy facilities. Because of its importance to the region, this new line has been identified as a priority project in Ontario’s Long-Term Energy Plan (LTEP). The Northwest Bulk Transmission Line Project will be developed by Hydro One in cooperation with Infrastructure Ontario. The scope and timing of the project shall be in accordance with the recommendations of the IESO (OPA prior to January 1, 2015).

On October 1, 2014, Hydro One received a letter from the IESO (OPA prior to January 1, 2015) outlining the scope and timing of the Northwest Bulk Transmission Line Project. The scope of the development work will include preliminary design and engineering, cost estimation, public engagement and consultation, routing and siting, and the preparation of an environmental assessment in support of this project. Hydro One is currently initiating the development work for the project and discussions are ongoing with Infrastructure Ontario on the project plan and related accountabilities. On March 27, 2015, the OEB approved Hydro One’s request to establish a deferral account to capture preliminary design/engineering, environmental assessment, public engagement/consultation and land assessment costs relating to the Northwest Bulk Transmission Line Project. On May 7, 2015, the OEB issued an Accounting Order for this deferral account.

Future Capital Investments

Hydro One’s consolidated capital investments for 2015 are estimated at approximately $1,660 million. 2015 capital investments estimates for Hydro One’s Transmission and Distribution Businesses are approximately $940 million and $720 million, respectively. Consolidated capital investments are expected to be approximately $1,625 million in 2016 and $1,575 million in 2017. These investment levels reflect Hydro One’s continued sustainment focus on its aging infrastructure. Sustainment program capital investments are expected to be approximately $1,120 million in 2015, $950 million in 2016 and $1,000 million in 2017. Development capital investments are expected to be approximately $380 million in 2015, $450 million in 2016, and $375 million in 2017. The development projects include inter-area network upgrades that reflect supply mix policies, local area supply improvements, the Distribution Modernization Project (previously the Advanced Distribution System (ADS) Project), new load and generation connections and requirements to enable Distributed Generation (DG), and customer demand work. Other capital investments are expected to be $160 million in 2015, $225 million in 2016, and $200 million in 2017. This includes investments in operating infrastructure

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

integration, information technology (IT), fleet services and facilities, and real estate. The Company’s future capital investments amounts do not include future LDC acquisitions.

Hydro One’s plans to maintain, refurbish or replace existing facilities are developed on the basis of maintenance standards, asset condition assessments and end-of-life criteria specific to each type of equipment. Priorities are assigned to each type of investment based on the risks that it mitigates. In addition, investments that are cross-functional and/or require IT involvement are governed by a productivity framework with substantive benefits. These capital investment plans are also included in the Company’s rate filings submitted to the OEB for approval.

Transmission

Transmission capital investments are incurred to manage the replacement and refurbishment of Hydro One’s aging transmission infrastructure in order to ensure a continued reliable supply of energy to customers throughout the province. The sustainment program future capital investments include the replacement and/or refurbishment of end-of-life air blast circuit breakers, switchgear, high-voltage underground cables, high-voltage circuits and power transformers. Also, given the current age of the Company’s assets and infrastructure and to achieve significant cost efficiencies, Hydro One has moved to a more integrated station and circuit centric refurbishments approach than has been undertaken historically in order to address and bundle component and refurbishment replacements that would have occurred over time into one project. This approach also reduces reliability risk by reducing outage requirements. These investments are necessary to ensure that the Company maintains its current levels of supply to customers and continues to meet all regulatory, compliance, safety and environmental objectives.

Hydro One’s future development capital investments include the Clarington Transmission Station Project to install additional autotransformer capacity in the eastern GTA; the Guelph Area Transmission Refurbishment Project, an upgrade of a transmission line and transmission stations in south-central Guelph; investments in the Distribution Modernization Project (previously the ADS Project); requirements to enable DG; the Supply to Essex County Transmission Reinforcement Project, a new transmission line in the Windsor-Essex region; and the Toronto Midtown Transmission Reinforcement Project, a new circuit in midtown Toronto and the refurbishment of an underground cable. Development capital investments also include the connection of new generation projects to the transmission system. These investments are undertaken by the Company’s employees but are largely funded by the connecting generation customers.

Based on the OEB’s framework for competitive designation for the development of eligible transmission projects, Hydro One did not include in its budgeted future capital investments any projects that could be subject to competitive designation. The Company does not plan to undertake large capital investments without a reasonable expectation of recovering them through its rates.

The actual timing and investments of many development projects are uncertain as they are dependent upon various regulatory approvals, negotiations with customers, neighbouring utilities and other stakeholders, and consultations with First Nations and Métis communities. Projects are also dependent upon the timing and level of generator contributions for enabling facilities.

Distribution

Distribution capital investments include the sustainment of Hydro One’s infrastructure. The Company’s core work will continue to focus on maintaining the performance of its aging distribution asset base through renewal and refurbishment activities. Planned capital investments include the continued replacement of assets that are beyond their expected service life. This includes an increase in the investment levels for wood pole replacements and station refurbishments due to higher quantities of units in the investment plan. Sustainment capital investments related to the smart metering project will decrease after 2016 due to redirection of resources to the smart meter collector system upgrades in 2015 and 2016.

Distribution development capital investments are expected to be relatively stable through 2016, with the exception of capital contributions for capacity improvements at the Orleans Transmission Station in the Ottawa area in 2015, and the Leamington Transformer Station in Essex County area and the Hanmer Transmission Station in the Sudbury area in 2017. Hydro One will continue to make investments required to connect new load and DG customers, as well as investments to ensure the system is capable of supplying customer needs. During 2015 and 2016, a number of projects will address local load growth issues. Generation connection investments, consisting of IESO (OPA prior to January 1, 2015)-contracted Feed-in Tariff (FIT) and

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

microFIT Program generators, will decrease as the volume of connections is expected to decrease. By the end of 2015, the Company plans to have over 1,800 MW of power connected through renewable energy programs, including the FIT and microFIT Programs.

The Distribution Modernization Project (previously the ADS Project) continues to pilot various technologies and related capital investments. The majority of costs will be incurred in 2015 and 2016 with planned completion in 2017. Pilot technologies include improvements to outage response management through more effective resource dispatch, automation to isolate faults where needed, and the dynamic regulation of voltage to reduce power losses.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations, as well as other major commercial commitments:

June 30, 2015 (millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments[1]	9,289	1,016	650	1,628	5,995
Long-term debt – interest payments[1]	7,581	416	758	675	5,732
Pension[2]	272	173	99	—	—
Environmental and asset retirement obligations[3]	275	27	73	66	109
Outsourcing agreements[4]	583	158	264	149	12
Operating lease commitments	46	9	19	11	7

Total contractual obligations	18,046	1,799	1,863	2,529	11,855

Other commercial commitments (by year of expiry)
Bank line[5]	1,500	—	—	1,500	—
Letters of credit[6]	131	131	—	—	—
Guarantees[6]	348	348	—	—	—

Total other commercial commitments	1,979	479	—	1,500	—

[1]	The “long-term debt – principal repayments” amounts are not charged to the Company’s results of operations, but are reflected on the Company’s Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Interest associated with the long-term debt is recorded in financing charges on the Company’s Consolidated Statements of Operations and Comprehensive Income or as a cost of capital programs.
[2]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2015 and 2016 minimum pension contributions are based on an actuarial valuation as at December 31, 2013. Minimum pension contributions beyond 2016 will be based on an actuarial valuation effective no later than December 31, 2016, and will depend on future investment returns, changes in benefits, or actuarial assumptions. Pension contributions beyond 2016 are not estimable at this time.
[3]	Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of PCB-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands owned by the Company. Hydro One also records a liability for asset retirement obligations associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The forecasted expenditure pattern reflects the company’s planned work programs for the periods.
[4]	In 2014, Hydro One has finalized a new outsourcing agreement with Inergi LP (Inergi) for the provision of certain services, as well as a facilities outsourcing agreement with Brookfield Johnson Controls Canada LP (Brookfield). Regarding the Inergi outsourcing agreement and based on the September 2013 Shareholder Resolution, the Province requires the Company to contract only with parties who are employed and physically located in Ontario when providing services to the Company. The contractual amounts disclosed include an estimated contractual annual inflation adjustment in the range of 1.9% to 2.1%. Payments in respect of the Company’s outsourcing agreements are recorded in operation, maintenance and administration costs on the Company’s Consolidated Statements of Operations and Comprehensive Income or as a cost of capital programs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

[5]	In support of Hydro One’s liquidity requirements, the Company has a $1,500 million revolving standby credit facility with a syndicate of banks. On June 1, 2015, the Company extended the maturity date of the revolving standby credit facility from June 2019 to June 2020.
[6]	Hydro One currently has outstanding bank letters of credit of $126 million relating to retirement compensation arrangements. The Company provides prudential support to the IESO in the form of letters of credit, the amount of which is calculated based on forecasted monthly power consumption. At June 30, 2015, Hydro One has provided a letter of credit to the IESO in the amount of $5 million to meet the Company’s current prudential requirement. Hydro One has also provided prudential support to the IESO on behalf of its subsidiaries as required by the IESO’s Market Rules, using parental guarantees of $347 million, and on behalf of a distributor using total guarantees of $1 million.

RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, IESO, Ontario Power Generation Inc. (OPG), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2015:

The Province

•	During the three and six months ended June 30, 2015, Hydro One paid dividends to the Province totalling $30 million and $59 million, respectively, compared to $30 million and $229 million paid in the same periods in 2014.

IESO

•	During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $471 million and $1,262 million, respectively, from the IESO-administered electricity market, compared to $568 million and $1,343 million purchased in the same periods in 2014.

•	Hydro One receives revenues for transmission services from the IESO, based on OEB-approved UTR. The Company’s transmission revenues for the three and six months ended June 30, 2015 include $363 million and $768 million, respectively, related to these services, compared to $368 million and $776 million in the same periods in 2014.

•	Hydro One receives amounts for rural rate protection from the IESO. The Company’s distribution revenues for the three and six months ended June 30, 2015 include $32 million and $64 million, respectively, related to this program, compared to $32 million and $64 million in the same periods in 2014.

•	Hydro One receives revenues related to the supply of electricity to remote northern communities from the IESO. The Company’s distribution revenues for the three and six months ended June 30, 2015 include $8 million and $16 million, respectively, related to these services, compared to $8 million and $16 million in the same periods in 2014.

•	The IESO (OPA prior to January 1, 2015) funds substantially all of Hydro One’s CDM programs. The funding includes program costs, incentives, and management fees. During the three and six months ended June 30, 2015, the company received $11 million and $23 million, respectively, from the OPA related to these programs, compared to $14 million and $21 million received in the same periods in 2014.

OPG

•	During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $2 million and $8 million, respectively, from the OPG, compared to $4 million and $18 million purchased in the same periods in 2014.

•	Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. The Company’s other revenues for the three and six months ended June 30, 2015 include $1 million and $3 million, respectively, related to these service level agreements, compared to $3 million and $6 million in the same periods in 2014. Operation, maintenance and administration costs related to the purchase of services with respect to these service level contracts were insignificant during the three months ended June 30, 2015 and 2014, and $1 million during the six months ended June 30, 2015 and 2014.

OEFC

•	During the three and six months ended June 30, 2015, Hydro One made PILs to the OEFC totalling $14 million and $32 million, respectively, compared to payments of $21 million and $43 million made in the same periods in 2014.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

•	During the three and six months ended June 30, 2015, Hydro One purchased power in the amount of $2 million and $4 million, respectively, from power contracts administered by the OEFC, compared to $2 million and $7 million purchased in the same periods in 2014.

•	During the six months ended June 30, 2015, the Company paid a $5 million annual fee to the OEFC, compared to $5 million paid in the same period in 2014, for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

OEB

•	Under the OEB Act, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During the three and six months ended June 30, 2015, Hydro One incurred $3 million and $6 million, respectively, in OEB fees, compared to $3 million and $6 million incurred in the same periods in 2014.

At June 30, 2015, the amounts due from and due to related parties as a result of the transactions described above were $177 million and $52 million, respectively, compared to $224 million and $227 million at December 31, 2014, respectively. At June 30, 2015, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $41 million, compared to $214 million at December 31, 2014.

CONSIDERATIONS OF CURRENT ECONOMIC CONDITIONS

Pension Plan

During the six months ended June 30, 2015, Hydro One contributed approximately $89 million to its pension plan, compared to contributions of approximately $174 million made in the same period in 2014, and incurred $82 million in net periodic pension benefit costs, compared to $79 million incurred in the same period in 2014. Contributions of $174 million made during the six months ended June 30, 2014, included contributions for the balance of the 2014 year, whereas no pension plan contributions prepayments were made during the six months ended June 30, 2015, The Company currently estimates its total annual pension contributions to be approximately $174 million for 2015 and $175 million for 2016, based on an actuarial valuation as at December 31, 2013 and projected levels of pensionable earnings.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been documented and tested for adequacy and effectiveness, and continue to be refined over all business processes.

In compliance with the requirements of National Instrument 52-109, the Company’s Certifying Officers have reviewed and certified the interim Consolidated Financial Statements for the period ended June 30, 2015, together with other financial information included in the Company’s quarterly securities filings. The Company’s Certifying Officers have also certified that disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to Hydro One is made known within the Company. Further, the Company’s Certifying Officers have also certified that internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. There have been no changes in Hydro One’s internal controls over financial reporting during the six months ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the company’s internal controls over financial reporting.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2015, the Financial Accounting Standards Board (FASB) issued an accounting standards update that eliminates the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary and to show the item separately in the income statement. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company does not anticipate that the adoption of this accounting standards update will have a significant impact on its consolidated financial statements.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

In February 2015, the FASB issued an accounting standards update that provides guidance about the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company is currently assessing the impact of adoption of this accounting standards update on its consolidated financial statements.

In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance for debt issuance costs are not affected. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. Upon adoption of this update, the Company’s deferred debt issuance costs that are currently presented under other long-term assets will be reclassified as a deduction from the carrying amount of long-term debt.

In April 2015, the FASB issued an accounting standards update that permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure the defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company does not anticipate that the adoption of this accounting standards update will have a significant impact on its consolidated financial statements.

In April 2015, the FASB issued an accounting standards update that provides guidance to customers about whether a cloud computing arrangement includes a software license, as well as the related accounting for the arrangement. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company is currently assessing the impact of adoption of this accounting standards update on its consolidated financial statements.

APPOINTMENT OF CHIEF FINANCIAL OFFICER

On June 23, 2015, Mr. Michael Vels was appointed to the position of Chief Financial Officer of Hydro One, effective July 1, 2015. Mr. Vels was most recently the Chief Financial Officer at Maple Leaf Foods Inc.

APPOINTMENT OF NEW BOARD OF DIRECTORS

Effective April 16, 2015, the Shareholder elected and appointed Mr. David Denison as the new Chair of the Hydro One Board of Directors. Mr. Denison served as President and Chief Executive Officer (CEO) of the Canada Pension Plan Investment Board from 2005 to 2012.

On July 17, 2015, the Province announced that it elected a new Board of Directors for Hydro One. The new Board of Directors will oversee the Company as it prepares to become publicly traded, with a renewed focus on customer service excellence and improved performance and reliability.

The new Board of Directors for Hydro One consists of the following members:

•	David Denison (returning Director and Chair);

•	Ian Bourne, Chair of Ballard Power Systems Inc.;

•	Charles Brindamour, CEO of Intact Financial Corporation;

•	Marc Caira, Vice Chairman of the Board of Directors of Restaurant Brands International Inc.;

•	Christie Clark, former CEO and Senior Partner of PricewaterhouseCoopers LLP;

•	George Cooke (returning Director), Chair of the Board of Directors of the OMERS Administration Corporation;

•	M. Marianne Harris, former President Corporate and Investment Banking Merrill Lynch Canada;

•	James Hinds, former Chair of the IESO Board;

•	Kathryn Jackson, Senior Vice President and Chief Technology Officer of RTI International Metals, Inc.;

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

•	Roberta Jamieson, President and CEO of Indspire, former Board Member of OPG, and former Ombudsman of Ontario;

•	Frances Lankin, a member of the Board of Directors of the Ontario Lottery and Gaming Corporation; former President and CEO of United Way Toronto; and former member of the Premier’s Advisory Council on Government Assets;

•	Carmine Marcello (returning Director), President and CEO of Hydro One Inc.;

•	Philip Orsino, former President and CEO of JELD-WEN Inc.;

•	Jane Peverett, former President and CEO of British Columbia Transmission Corporation; and

•	Gale Rubenstein (returning Director), Partner at the law firm Goodmans LLP.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to: expectations regarding energy-related revenues and profit and their trend; statements regarding the Company’s transmission and distribution rates and customer bills resulting from rate applications; statements about CDM; statements about the Company’s strategy; statements regarding considerations of current economic conditions; statements related to employee future benefits; statements regarding the Company’s liquidity and capital resources and operational requirements; statements about the Company’s standby credit facility; expectations regarding the Company’s financing activities; statements regarding the Company’s maturing debt; statements regarding ongoing and planned projects and/or initiatives including the expected results of these projects and/or initiatives (including productivity savings, process improvements, and customer satisfaction) and their completion dates; expectations regarding the recoverability of large capital investments; expectations regarding generation connection investments; statements regarding expected future capital and development investments, the timing of these expenditures and the Company’s investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions, the Company’s pension plan and actuarial valuation; expectations regarding work and costs of compliance with environmental and health and safety regulations; statements about the PILs Deemed Disposition Rules; statements regarding recent accounting-related guidance; statements related to recommendations of the Council; statements about negotiation of collective agreements; statements related to claims; statements regarding the Company’s Board of Directors; and statements related to LDC consolidation including the Company’s acquisition of Woodstock Hydro and Haldimand Hydro. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding rate and other applications; no delays in obtaining the required approvals; no unforeseen changes in rate orders or rate structures for the Company’s Distribution and Transmission Businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•

the risks associated with being controlled by the Province, including the possibility that the Province may make declarations pursuant to a memorandum of agreement, the possibility that the Province could mandate the selling of

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

any part of the Company’s business, and the potential for conflicts of interest that may arise between Hydro One, the Province and related parties;

•	the risks associated with being subject to extensive regulation including risks associated with OEB action or inaction, including regulatory decisions regarding the Company’s revenue requirements, cost recovery, rates, acquisitions and divestitures;

•	the risk that previously granted regulatory approvals may be subsequently challenged, appealed or overturned;

•	the risk to Hydro One facilities posed by severe weather conditions, natural disasters or catastrophic events and the Company’s limited insurance coverage for losses resulting from these events;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security, with maintaining a complex IT system infrastructure, and with transitioning most of the Company’s financial and business processes to an integrated business and financial reporting system;

•	the risks related to the Company’s workforce demographic and its potential inability to attract and retain qualified personnel;

•	the ability to negotiate appropriate collective agreements;

•	the risk that Hydro One is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital investments and other obligations;

•	the risks associated with the execution of the Company’s capital and operation, maintenance and administration programs necessary to maintain the performance of its aging asset base;

•	the risk that future environmental expenditures are not recoverable in future electricity rates;

•	the risk that the presence or release of hazardous or harmful substances could lead to claims by third parties and/or governmental orders;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	future interest rates, future investment returns, inflation, changes in benefits and changes in actuarial assumptions;

•	the potential that Hydro One may incur significant expenses to replace some or all of the functions currently outsourced if either of the Company’s agreements with Inergi or Brookfield are terminated or expire before a new service provider is selected;

•	the risks associated with changes in the forecasted long-term Government of Canada bond yield;

•	the risks of counterparty default on the Company’s outstanding derivative contracts;

•	the risks associated with current economic uncertainty and financial market volatility;

•	the risk that the Company’s long-term credit rating would deteriorate;

•	the inability to prepare financial statements using US GAAP, or IFRS, as applicable;

•	unanticipated changes in electricity demand or in the Company’s costs;

•	the risk that unexpected capital investments may be needed to support renewable generation or resolve unforeseen technical issues; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

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HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three and six months ended June 30, 2015 and 2014

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in the 2014 MD&A. You should review this section in detail.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form for the year ended December 31, 2014, is available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml.

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